Exhibit 99.1

SILVERCORP ANNOUNCES HIGH-GRADE GOLD AND SILVER DRILL RESULTS AND THE DISCOVERY OF NEW LOW ANGLE GOLD VEINS AT THE LMW MINE

Trading Symbol
TSX:  SVM
NYSE American:  SVM

VANCOUVER, BC, June 14, 2023 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) is pleased to report assay results from its ongoing diamond drilling program at the LMW mine within the Ying Mining District, China.

Highlights:

Discovery of new, low angle copper-gold veins at the W Zone:

  Hole ZKX1009 intersected 18.0 grams per tonne ("g/t") gold ("Au"), 32 g/t silver ("Ag"), and 8.38% copper ("Cu") over a 1.11 metre ("m") interval of vein LM29 at the 1,028 m elevation; and 3.0 g/t Au, 1,167 g/t Ag, 1.49% lead ("Pb"), and 0.58% Cu over a 2.55 m interval of vein LM30 at the 1,023 m elevation

High-grade intercepts from low angle gold veins LM50 and LM26:

  Hole ZKX0597 intersected 10.79 g/t Au, 272 g/t Ag, 1.55% Pb, 0.19% zinc ("Zn") and 0.10% Cu over a 1.26 m interval of vein LM50 at the 782 m elevation
  Hole ZKX0598 intersected 22.79 g/t Au, 31 g/t Ag and 0.13% Pb over a 0.59 m interval of vein LM50 at the 777 m elevation
  Hole ZKX0778 intersected 0.33 g/t Au, 1,327 g/t Ag, 3.45% Pb, 0.63% Zn, and 0.15% Cu over a 2.99 m interval of vein LM26 at the 672 m elevation
  Hole ZKX3822 intersected 28.9 g/t Au and 12 g/t Ag over a 1.24 m interval of vein LM56 at the 532 m elevation

High-grade Ag-Pb intercepts at the W Zone:

  Hole ZKX0471 intersected 3,943 g/t Ag, 2.54% Pb, 0.95% Zn, and 1.07% Cu over a 3.43 m interval of vein W1 at the 1,084 m elevation
  Hole ZKX0623 intersected 2,991 g/t Ag, 2.52% Pb, 2.29% Zn, and 0.96% Cu over a 0.61 m interval of vein W1 at the 1075 m elevation

High-grade intercepts of Ag-Pb-Zn mineralization in the Production Zone:

  Hole ZKX3414 intersected 1,112 g/t Ag, 3.09% Pb, 0.34% Zn, 0.17 g/t Au, and 1.35% Cu over a 2.83 m interval of vein LM17 at the 553 m elevation
  Hole ZKX3423 intersected 1,209 g/t Ag, 4.51% Pb, 1.75% Zn, and 0.93% Cu over a 1.47 m interval of vein LM17 at the 565 m elevation

From October 1, 2022 to May 31, 2023, a total of 25,692 m in 189 diamond drill holes, including 165 underground holes and 24 surface holes, were completed at the LMW mine. Assay results for 145 holes have been received and select results are presented in Table 1 below.

This drilling program has been focused on four target areas: 1) expansion drilling of newly discovered high-grade Ag-Pb and low angle Au-Ag-Cu veins west of the LMW mine (W Zone) at elevations above 918 m to surface (1250 m); 2) expansion drilling of low angle Au and Ag-Au-Cu veins LM50, LM26, and LM21; 3) drilling to extend the high-grade LM41E series veins; and 4) infill drilling of Ag-Pb-Zn veins at the Production Zone.

1)  Expansion drilling of newly discovered high-grade Ag-Pb and low angle Au-Ag-Cu veins west of the LMW mine (W Zone)

Drilling at the W Zone intersected several new, low angle, and high-grade Ag-Au-Cu veins, including LM28, LM29 and LM30 (Table 1). These quartz-pyrite-chalcopyrite veins were intersected at elevations between 1028 m and 990 m, striking between 210 and 240 degrees with a dip angle between 10 and 30 degrees.

At the W Zone, drilling also intersected high-grade Ag-Pb veins W2, W1, W18 series and W6 series at elevations between 1087 m and 905 m, with extension over 800 m along strike.  The cross-cuts and drifts from surface at 1040 m and 988 m elevations have traced the high-grade Ag-Pb veins W1, W2 and W18 for up to 100 m in length in tunnels.  The W2, W1, W18 and W6 vein series clearly cut and only slightly off-set the new low angle veins.

2)  Expansion drilling of low angle Au and Ag-Au-Cu veins LM50, LM26, and LM21

Drilling for the low angle Au and Ag-Au-Cu veins targeted LM50, as well as LM21, LM26, LM22, LM51, LM54 and LM55. A continuous LM50 vein block extending 1000 m along strike and 400 m downdip has been defined and will be developed for test mining.  Test mining of vein LM26 is underway.

3)  Drilling to extend the high-grade LM41E series veins

At the east side of the resource area (E Zone), drilling continued to extend the high-grade Ag-Pb-Zn LM41E series veins, including LM41E, LM41E1 and LM41E1Wa. In particular, vein LM41E has been expanded from 1,000 m to 554 m elevation.

High-grade Ag-Pb-Zn highlights from the E Zone:

  Hole ZKX11142 intersected 2,114 g/t Ag, 5.17% Pb, 1.94% Zn, 0.05 g/t Au, and 0.24% Cu over a 0.86 m interval of vein LM41E at the 779 m elevation
  Hole ZKX10514 intersected 1,097 g/t Ag, 22.82% Pb, 0.14% Zn, 0.26 g/t Au, and 0.09% Cu over a 0.71 m interval (0.60 m true width) of vein LM41E at the 554 m elevation.

4)  Infill Drilling of Ag-Pb-Zn Veins at the Production Zone

Most holes in this period targeted blocks of known Ag-Pb-Zn veins at the Production Zone, including blocks that were previously missed due to limited drilling or tunneling, changes in the strikes and dips, and/or pinch-swelling of the pay-zones in the veins. The high-grade intercepts are mainly associated with the southeast-striking LM7 series, LM12 series and LM17 series of veins, and the northwest-striking LM8 series, LM14, LM19 and LM20.

High-grade Ag-Pb-Zn highlights at the Production Zone:

  Hole ZKX3413 intersected 318 g/t Ag, 7.48% Pb, 0.43% Zn, 0.13 g/t Au, and 1.07% Cu over a 3.34 m interval (3.05 m true width) of vein LM17 at the 554 m elevation
  Hole ZKX3610 intersected 862 g/t Ag, 10.82% Pb, 0.23% Zn, and 1.08% Cu over a 1.62 m interval (1.32 m true width) of vein LM17 at the 551 m elevation
  Hole ZKX0158 intersected 1,046 g/t Ag, 5.69% Pb, 0.74% Zn over a 0.91 m interval (0.86 m true width) of vein LM12 at the 850 m elevation.

Table 1: Selected intercepts from the 2022-2023 drilling program at the LMW mine

Hole ID	From (m)	To (m)	Elevation (m)	Interval (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)	Vein	Ore Type	Ore Zone
Low Angle Gold-Copper-Silver Veins
ZKX07X083	59.07	61.21	821	2.14	24	0.05	0.09	2.39	0.01	LM50	Au	Au zone
ZKX05X001	60.79	62.58	820	1.79	17	0.06	0.14	2.62	0.01	LM50	Au	Au zone
ZKX05X129	75.94	76.59	820	0.65	78	0.90	0.41	13.80	0.05	LM50	Au	Au zone
ZKX07X100	73.58	77.88	817	4.30	6	0.19	0.10	1.84	0.01	LM50	Au	Au zone
ZKX0595	94.28	95.72	796	1.44	3	0.01	0.02	3.03	0.01	LM50	Au	Au zone
ZKX10420	79.86	81.26	789	1.40	1	0.01	0.01	2.35	0.01	LM50	Au	Au zone
ZKX0597	30.01	31.27	782	1.26	272	1.55	0.19	10.79	0.10	LM50	Au	Au zone
ZKX0598	33.19	33.78	777	0.59	31	0.13	0.02	22.79	0.01	LM50	Au	Au zone
ZKX05X048	75.30	78.39	775	3.09	16	0.81	0.23	5.63	0.01	LM50	Au	Au zone
ZKX0238	46.68	47.30	813	0.62	8	0.14	0.26	2.54	0.03	LM21	Au	Au zone
ZKX0440	66.13	66.89	812	0.76	1	0.01	0.03	4.57	0.01	LM21	Au	Au zone
ZKX10731	64.96	65.46	771	0.50	1	0.01	0.01	4.37	0.01	LM21	Au	Au zone
ZKX10984	111.63	112.97	761	1.34	4	0.05	0.06	3.04	0.01	LM21	Au	Au zone
ZKX10517	66.51	67.67	744	1.16	3	0.03	0.02	9.67	0.00	LM21	Au	Au zone
ZKX0778	81.23	84.22	672	2.99	1,327	3.45	0.63	0.33	0.15	LM26	Ag-Au-Cu	Au zone
ZKX05X053	76.49	77.56	664	1.07	59	0.03	0.03	4.74	1.90	LM26	Au-Cu	Au zone
ZKX0388	55.68	56.22	604	0.54	84	0.01	0.14	1.69	9.98	LM26	Ag-Au-Cu	Au zone
ZKX13817	238.77	239.27	992	0.50	2,069	2.24	0.14	0.59	0.09	LM28	Ag-Au-Cu	W zone
ZKX0692	60.75	61.51	991	0.76	63	0.56	0.63	0.61	0.14	LM28	Ag-Au-Cu	W zone
ZKX1009	208.69	209.80	1,028	1.11	32	0.01	0.03	18.00	8.38	LM29	Ag-Au-Cu	W zone
ZKX0980	58.24	58.83	720	0.59	16	0.01	0.01	0.03	2.62	LM51	Au-Cu	Au zone
ZKX05X076	135.01	138.35	531	3.34	1,698	0.42	0.07	0.66	0.11	LM53	Ag-Au-Cu	Au zone
ZKX10744	119.29	120.32	566	1.03	5	0.14	0.39	1.98	0.01	LM54	Au	Au zone
ZKX10934	158.49	160.94	555	2.45	3	0.04	0.03	1.78	0.00	LM54	Au	Au zone
ZKX10741	337.30	338.20	406	0.90	7	0.62	0.06	8.08	0.00	LM55	Au	Au zone
ZKX1009	217.32	219.87	1,023	2.55	1,167	1.49	0.03	3.01	0.58	LM30	Ag-Au-Cu	W zone
ZKX3822	127.56	128.80	532	1.24	12	0.07	0.04	28.90	0.02	LM56	Au	Au zone
ZKX14007	48.66	49.40	1,114	0.74	1	0.01	0.01	2.93	0.15	NA	Au-Cu	Au zone
High-Grade Silver-Lead Veins at the W Zone
ZKX0674	14.70	16.15	1,087	1.45	505	0.09	0.03	0.02	0.06	W1	Ag-Pb-Zn	W Zone
ZKX0471	25.02	28.45	1,084	3.43	3,943	2.54	0.95	0.04	1.07	W1	Ag-Pb-Zn	W Zone
ZKX0623	77.79	78.40	1,075	0.61	2,991	2.52	2.29	0.02	0.96	W1	Ag-Pb-Zn	W Zone
ZKX0823	186.56	187.22	1,049	0.66	308	0.35	0.04	0.01	0.03	W1	Ag-Pb-Zn	W Zone
ZKX13817	201.67	202.44	1,015	0.77	27	7.15	0.11	0.01	0.01	W1	Ag-Pb-Zn	W Zone
ZKX13814	202.58	203.47	1,007	0.89	80	3.66	1.04	0.00	0.00	W1	Ag-Pb-Zn	W Zone
ZKX0656	61.02	62.15	1004	1.13	808	4.16	0.20	0.05	0.12	W1	Ag-Pb-Zn	W Zone
ZKX13814	164.85	167.82	1,032	2.97	189	2.99	0.25	0.00	0.00	W18	Ag-Pb-Zn	W Zone
ZKX13818	191.19	192.31	990	1.12	220	3.57	0.37	0.05	0.04	W18	Ag-Pb-Zn	W Zone
ZKX13815	209.43	211.09	976	1.66	582	2.14	0.18	0.05	0.19	W18	Ag-Pb-Zn	W Zone
ZKX14226	98.81	99.49	1,067	0.68	500	4.09	5.51	0.14	0.14	W18W	Ag-Pb-Zn	W Zone
ZKX0673	142.53	143.14	1,020	0.61	133	2.11	0.04	0.01	0.01	W6	Ag-Pb-Zn	W Zone
ZKX13817	379.60	380.49	905	0.89	325	1.22	0.20	0.02	0.05	W6E	Ag-Pb-Zn	W Zone
High-Grade Silver-Lead-Zinc Veins at the E Zone
ZKX11141	57.95	58.64	800	0.69	474	1.71	1.41	0.01	0.12	LM41_1	Ag-Pb-Zn	E Zone
ZKX1905	224.18	225.04	1,003	0.86	385	0.37	0.22	0.00	0.00	LM41E	Ag-Pb-Zn	E Zone
ZKX11142	106.78	107.64	779	0.86	2,114	5.17	1.94	0.05	0.24	LM41E	Ag-Pb-Zn	E Zone
ZKX10731	122.30	122.90	744	0.60	318	1.31	1.21	0.01	0.03	LM41E	Ag-Pb-Zn	E Zone
ZKX10954	112.89	113.74	679	0.85	184	2.15	1.13	0.03	0.02	LM41E	Ag-Pb-Zn	E Zone
ZKX10955	124.46	125.48	672	1.02	245	0.96	0.13	0.05	0.02	LM41E	Ag-Pb-Zn	E Zone
ZKX11136	116.01	116.86	627	0.85	756	0.60	0.31	0.46	0.04	LM41E	Ag-Pb-Zn	E Zone
ZKX10729	123.77	124.87	625	1.10	328	2.60	0.13	0.00	0.00	LM41E	Ag-Pb-Zn	E Zone
ZKX10743	135.54	136.79	625	1.25	396	11.40	1.06	0.00	0.00	LM41E	Ag-Pb-Zn	E Zone
ZKX10744	163.62	164.67	554	1.05	51	4.08	0.12	0.04	0.05	LM41E	Ag-Pb-Zn	E Zone
ZKX10514	174.87	175.58	554	0.71	1,097	22.82	0.14	0.26	0.09	LM41E	Ag-Pb-Zn	E Zone
ZKX11141	136.42	136.92	794	0.50	309	1.26	0.18	0.01	0.03	LM41E1	Ag-Pb-Zn	E Zone
ZKX10954	118.95	119.72	678	0.77	534	4.33	0.91	0.06	0.12	LM41E1	Ag-Pb-Zn	E Zone
High-Grade Veins at the Production Zone
ZKX07X079	5.44	6.33	750	0.89	823	1.05	0.47	0.00	0.00	LM10E	Ag-Pb-Zn	Production zone
ZKX07X080	3.80	4.99	750	1.19	595	1.75	0.30	0.00	0.00	LM10E	Ag-Pb-Zn	Production zone
ZKX07X081	2.90	3.54	750	0.64	239	0.62	0.06	0.00	0.00	LM10E	Ag-Pb-Zn	Production zone
ZKX05X121	9.12	9.68	747	0.56	325	1.25	0.11	0.00	0.00	LM10E	Ag-Pb-Zn	Production zone
ZKX05X120	50.64	52.38	742	1.74	251	0.98	0.16	0.00	0.00	LM11W1	Ag-Pb-Zn	Production zone
ZKX07X080	44.06	45.23	731	1.17	204	0.29	0.06	0.00	0.00	LM11W1	Ag-Pb-Zn	Production zone
ZKX0158	37.48	38.39	850	0.91	1,046	5.69	0.24	0.00	0.00	LM12	Ag-Pb-Zn	Production zone
ZKX0159	34.14	34.69	845	0.55	1,816	4.98	0.07	0.00	0.19	LM12	Ag-Pb-Zn	Production zone
ZKX0398	65.74	66.27	805	0.53	568	0.98	0.37	0.18	0.13	LM12_1	Ag-Pb-Zn	Production zone
ZKX1350	124.32	125.56	690	1.24	22	5.26	0.03	0.05	0.00	LM12_1	Ag-Pb-Zn	Production zone
ZKX05X076	147.87	148.99	520	1.12	225	3.39	0.08	0.05	0.11	LM12_1	Ag-Pb-Zn	Production zone
ZKX11443	4.24	5.34	800	1.10	98	0.82	0.15	0.34	0.06	LM12_2	Ag-Pb-Zn	Production zone
ZKX11239	9.22	10.29	798	1.07	99	7.62	1.16	0.08	0.03	LM12_2	Ag-Pb-Zn	Production zone
ZKX05X053	65.34	69.06	669	3.72	154	0.92	0.42	0.14	0.06	LM12_2	Ag-Pb-Zn	Production zone
ZKX05X047	67.06	67.91	668	0.85	1,810	4.20	4.73	0.21	0.51	LM12_2	Ag-Pb-Zn	Production zone
ZKX05X151	151.28	152.72	609	1.44	663	5.11	2.01	0.13	0.55	LM12_2	Ag-Pb-Zn	Production zone
ZKX0570	63.21	63.98	811	0.77	670	1.60	1.37	0.67	0.15	LM12_3	Ag-Pb-Zn	Production zone
ZKX11239	80.78	81.75	782	0.97	321	14.65	0.09	0.07	0.08	LM12_3	Ag-Pb-Zn	Production zone
ZKX05X158	87.79	88.56	655	0.77	190	0.74	0.28	0.00	0.00	LM12E	Ag-Pb-Zn	Production zone
ZKX00X007	23.26	24.15	785	0.89	372	5.59	0.10	0.01	0.30	LM12E2	Ag-Pb-Zn	Production zone
ZKX11443	106.74	107.63	786	0.89	669	0.83	0.13	0.03	0.38	LM13	Ag-Pb-Zn	Production zone
ZKX10936	71.50	75.56	602	4.06	547	1.32	0.26	0.00	0.00	LM14	Ag-Pb-Zn	Production zone
ZKX10937	77.27	78.54	597	1.27	166	1.29	0.22	0.00	0.00	LM14	Ag-Pb-Zn	Production zone
ZKX4220	56.18	57.72	596	1.54	206	0.68	0.06	0.01	0.02	LM17	Ag-Pb-Zn	Production zone
ZKX4025	58.71	60.78	595	2.07	376	8.29	1.67	0.00	0.00	LM17	Ag-Pb-Zn	Production zone
ZKX3417	40.75	46.27	566	5.52	342	1.86	0.39	0.00	0.58	LM17	Ag-Pb-Zn	Production zone
ZKX3423	35.21	36.68	565	1.47	1,209	4.51	1.75	0.00	0.93	LM17	Ag-Pb-Zn	Production zone
ZKX4221	79.12	84.57	564	5.45	243	0.78	0.22	0.05	0.05	LM17	Ag-Pb-Zn	Production zone
ZKX4219	79.61	82.21	559	2.60	134	1.39	0.37	0.00	0.00	LM17	Ag-Pb-Zn	Production zone
ZKX3413	38.59	41.93	554	3.34	318	7.48	0.43	0.13	1.07	LM17	Ag-Pb-Zn	Production zone
ZKX3414	41.33	44.16	553	2.83	1,112	3.09	0.34	0.17	1.35	LM17	Ag-Pb-Zn	Production zone
ZKX3610	53.57	55.19	551	1.62	862	10.82	0.23	0.00	1.08	LM17	Ag-Pb-Zn	Production zone
ZKX3418	48.87	49.94	544	1.07	96	0.77	0.14	0.00	1.39	LM17	Ag-Pb-Zn	Production zone
ZKX1905	304.01	305.29	968	1.28	136	0.76	0.03	0.00	0.00	LM17W	Ag-Pb-Zn	Production zone
ZKX10210	125.49	131.35	790	5.86	197	1.30	0.09	0.00	0.00	LM19	Ag-Pb-Zn	Production zone
ZKX07X090	64.08	64.98	624	0.90	50	5.11	0.52	0.05	0.05	LM29E3	Ag-Pb-Zn	Production zone
ZKX11443	133.73	135.78	782	2.05	370	0.95	0.09	0.06	0.22	LM19Wa	Ag-Pb-Zn	Production zone
ZKX11239	137.53	138.04	769	0.51	649	0.49	0.02	0.03	0.08	LM19Wa	Ag-Pb-Zn	Production zone
ZKX03X024	88.81	89.52	619	0.71	51	3.22	0.11	0.03	0.25	LM19Wa	Ag-Pb-Zn	Production zone
ZKX0582	48.39	52.42	667	4.03	355	1.29	0.78	0.00	0.00	LM20	Ag-Pb-Zn	Production zone
ZKX0157	71.72	72.50	877	0.78	22	5.85	0.14	0.00	0.00	LM20W	Ag-Pb-Zn	Production zone
ZKX03X086	32.28	34.97	778	2.69	415	1.47	0.13	0.70	0.06	LM20W	Ag-Pb-Zn	Production zone
ZKX0598	38.78	39.46	773	0.68	417	3.65	0.87	0.13	0.11	LM20W	Ag-Pb-Zn	Production zone
ZKX00X002	142.43	143.20	911	0.77	1,178	1.75	0.04	0.03	0.14	LM7	Ag-Pb-Zn	Production zone
ZKX0397	125.66	128.01	815	2.35	124	3.56	0.21	0.00	0.00	LM7	Ag-Pb-Zn	Production zone
ZKX05X041	126.13	127.39	806	1.26	64	2.76	0.03	0.00	0.00	LM7	Ag-Pb-Zn	Production zone
ZKX0759	42.23	43.18	770	0.95	129	1.21	0.05	0.05	0.05	LM7	Ag-Pb-Zn	Production zone
ZKX0179	77.98	79.38	770	1.40	161	1.10	0.07	0.00	0.00	LM7	Ag-Pb-Zn	Production zone
ZKX1153	104.93	105.65	654	0.72	329	1.76	0.22	0.00	0.00	LM7	Ag-Pb-Zn	Production zone
ZKX1353	101.87	103.43	638	1.56	67	2.97	0.20	0.00	0.00	LM7	Ag-Pb-Zn	Production zone
ZKX09X079	86.13	87.72	628	1.59	62	2.77	0.03	0.05	0.09	LM7	Ag-Pb-Zn	Production zone
ZKX05X051	131.93	132.60	777	0.67	42	12.64	0.18	0.00	0.00	LM7E	Ag-Pb-Zn	Production zone
ZKX05X048	123.20	126.13	758	2.93	164	0.62	0.05	0.02	0.09	LM7E	Ag-Pb-Zn	Production zone
ZKX1153	122.94	124.39	647	1.45	193	0.45	0.35	0.00	0.00	LM7E	Ag-Pb-Zn	Production zone
ZKX0155	107.72	108.48	914	0.76	1,508	1.24	0.05	0.00	0.14	LM7W	Ag-Pb-Zn	Production zone
ZKX0759	29.55	32.91	782	3.36	608	0.64	0.09	0.13	0.10	LM7W	Ag-Pb-Zn	Production zone
ZKX0176	41.47	43.76	789	2.29	126	1.19	0.02	0.01	0.00	LM7W1	Ag-Pb-Zn	Production zone
ZKX0179	31.32	32.54	789	1.22	127	0.66	0.24	0.10	0.05	LM7W1	Ag-Pb-Zn	Production zone
ZKX0177	40.32	42.86	776	2.54	70	3.11	0.22	0.08	0.01	LM7W1	Ag-Pb-Zn	Production zone
ZKX09X079	55.67	56.30	653	0.63	370	8.28	4.55	0.13	0.24	LM7W1	Ag-Pb-Zn	Production zone
ZKX09X079	16.18	17.66	685	1.48	191	0.79	0.12	0.03	0.07	LM8	Ag-Pb-Zn	Production zone
ZKX1352	14.34	14.93	695	0.59	43	16.27	0.05	0.00	0.00	LM8_1	Ag-Pb-Zn	Production zone
ZKX1351	41.64	42.46	742	0.82	224	0.40	0.04	0.00	0.05	LM8_3	Ag-Pb-Zn	Production zone
ZKX1009	31.93	32.70	1,125	0.77	144	0.44	0.12	0.01	0.24	NA	Ag-Pb-Zn	Production zone

5)  Tunneling Programs at the LMW Mine

A total of 4,257 m of exploration tunnels have been developed at the LMW mine during this period. The exploration tunneling, comprised of drifting, cross-cutting and raising, was driven along and across major mineralized vein structures to upgrade the drill-defined mineral resources, and to test for new parallel and splay structures.

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contacts or shear/alteration contacts, were split into halves by sawing. The half cores are stored in the Company's core shacks for future reference and checks, and the other half core samples are shipped in securely sealed bags to the Chengde Huakan 514 Geology and Minerals Test and Research Institute in Chengde, Hebei Province, China, 226 km northeast of Beijing, the Zhengzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China, and SGS in Tianjin, China. All three labs are ISO9000 certified analytical labs. For analysis, the sample is dried and crushed to minus 1mm and then split into a 200-300 g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with atomic absorption spectroscopy (AAS), and the other is digested by two-acid digestion for analysis of silver, lead, zinc and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5 m along strike. Both the mineralized vein and the altered wall rocks are cut by continuous chisel chipping. Sample length ranges from 0.4 m to more than 1 m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp's mine laboratory (Ying Lab) located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical services. The channel samples are dried, crushed and pulverized. A 200 g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1mm is made and kept in the laboratory archives. Gold is analysed by fire assay with AAS finish, while silver, lead, zinc and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control (QA/QC) procedure is adopted to monitor the analytical quality at each lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each batch of lab samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of 30 core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending approximately 3-5% of the pulp samples to higher level labs to check for lab bias.  Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information.  Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, social and economic impacts of COVID-19; risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests;  joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations;  competition;  operations and political conditions; regulatory environment in China and Canada;  environmental risks; legislative and regulatory initiatives addressing global climate change or other environmental concerns; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form for the year ended March 31, 2021 under the heading "Risk Factors".  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company's forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

CAUTIONARY NOTE TO US INVESTORS

The disclosure in this news release and referred to herein was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC").  The terms "proven mineral reserve", "probable mineral reserve" and "mineral reserves" used in this news release are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101.  Accordingly, information contained in this news release providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "Inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity.  An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7.  Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021.  The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7.  As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources".  In addition, the SEC has amended its definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" to be substantially similar to corresponding definitions under the CIM Definition Standards.  During the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or reserves contained or referenced in this news release may not be comparable to similar information made public by companies that report according to U.S. standards.  While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards.  Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

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SOURCE Silvercorp Metals Inc

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CO: Silvercorp Metals Inc

CNW 17:15e 14-JUN-23